                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2004



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X   Form 40-F
                   ---            ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes      No  X
             ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 -------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K, the Registrant's announcement of annual results for the year ended December 31, 2003.

     This announcement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     - the Registrant's plan to focus its exploration efforts for oil and natural gas on the Erdos, Junggar, Tarim, Songliao and Bohai Bay basins;

     - the Registrant's anticipated capital expenditures for each of its segments for the year ending December 31, 2004 and non segment-specific capital expenditures for the same period;

     -    the Registrant's plan for segment operations, including continuing to:

          - enhance exploration and production to ensure continuous increase in oil and natural gas output;

          -    improve marketing network and increase market shares;

          -    increase the profitability of the refining business; and

          - carefully organize the construction of key natural gas pipeline projects to achieve various construction targets;

     - the Registrant's plan to actively promote overseas oil and natural gas exploration and development business, and selectively develop overseas refining and chemicals processing business and marketing networks;

     - the Registrant's plan to continue to raise the qualifications of its staff and maintain strict control over the size of its workforce;

     - the Registrant's plan to further streamline its production facilities for the next several years and the anticipated impact of such plan on the results of operations and financial position of the Registrant;

     - the Registrant's plans to adopt various measures to enhance its value and maximize shareholders' value; and

     -    the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     -    fluctuations in crude oil and natural gas prices;

     -    failure to achieve continued exploration success;

     -    failure or delay in achieving production from development projects;

     -    change in demand for competing fuels in the target market;

     -    continued availability of capital and financing;

     -    general economic, market and business conditions;

     - changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     -    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this announcement, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

                               [PETROCHINA LOGO]

                           PETROCHINA COMPANY LIMITED
  (a joint stock limited company incorporated in the People's Republic of China with limited liability)








                   ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR
                            ENDED DECEMBER 31, 2003

--------------------------------------------------------------------------------
                       - FINANCIAL AND BUSINESS SUMMARY -

Output of crude oil for 2003: 774.9 million barrels, representing an increase of 0.66% from 2002
Output of marketable natural gas for 2003: 691.3 billion cubic feet, representing an increase of 14.26% from 2002
Total output of oil and gas for 2003: 890.1 million barrels of oil equivalent, representing an increase of 2.24% from 2002
Consolidated turnover for 2003: RMB303,779 million, representing an increase of 24.28% from 2002
Consolidated net profit for 2003: RMB69,614 million, representing an increase of 48.40% from 2002
Basic and diluted earnings per share for 2003: RMB0.40, representing an increase of RMB0.13 from 2002
THE BOARD OF DIRECTORS RECOMMENDS A DISTRIBUTION OF A FINAL DIVIDEND FOR 2003 OF RMB0.079324 PER SHARE
--------------------------------------------------------------------------------

The board of directors (the "BOARD OF DIRECTORS") of PetroChina Company Limited (the "COMPANY") is pleased to announce that the audited consolidated results of the Company and its subsidiaries (the "GROUP") for the year ended December 31, 2003 prepared in accordance with International Financial Reporting Standards ("IFRS"), together with the operating results of 2002 for comparison, are as follows:


CONSOLIDATED PROFIT AND LOSS ACCOUNT

------------------------------------------------------------------------------------------------------------
                                                                                YEAR ENDED DECEMBER 31
                                                                         -----------------------------------
                                                            NOTES             2003                  2002
                                                                         -------------         -------------
                                                                         RMB (MILLION)         RMB (million)
------------------------------------------------------------------------------------------------------------
TURNOVER                                                      2               303,779               244,424
                                                                         -------------         -------------
OPERATING EXPENSES
  Purchases, services and other                                               (90,850)              (71,690)
  Employee compensation costs                                                 (19,542)              (16,248)
  Exploration expenses, including exploratory dry holes                       (10,577)               (8,095)
  Depreciation, depletion and amortisation                                    (40,531)              (36,782)
  Selling, general and administrative expenses                                (23,930)              (22,474)
  Shut down of manufacturing assets                                            (2,355)               (2,121)
  Taxes other than income taxes                                               (15,879)              (14,613)
  Revaluation loss of property, plant and equipment                              (391)                    -
  Other expense, net                                                             (538)                  (60)
                                                                         -------------         -------------
TOTAL OPERATING EXPENSES                                                     (204,593)             (172,083)
                                                                         -------------         -------------
PROFIT FROM OPERATIONS                                                         99,186                72,341
                                                                         -------------         -------------
FINANCE COSTS
  Exchange gain                                                                    53                   133
  Exchange loss                                                                  (233)                 (449)
  Interest income                                                                 677                   463
  Interest expense                                                             (2,346)               (3,516)
                                                                         -------------         -------------
TOTAL FINANCE COSTS                                                            (1,849)               (3,369)
                                                                         -------------         -------------
SHARE OF PROFIT OF ASSOCIATED COMPANIES                                           985                   268
                                                                         -------------         -------------
PROFIT BEFORE TAXATION                                        3                98,322                69,240
TAXATION                                                      4               (28,072)              (22,231)
                                                                         -------------         -------------

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                                                                                YEAR ENDED DECEMBER 31
                                                                         -----------------------------------
                                                            NOTES             2003                  2002
                                                                         -------------         -------------
                                                                         RMB (MILLION)         RMB (million)
------------------------------------------------------------------------------------------------------------
PROFIT BEFORE MINORITY INTERESTS                                               70,250                47,009
MINORITY INTERESTS                                                               (636)                  (99)
                                                                         -------------         -------------
NET PROFIT                                                                     69,614                46,910
                                                                         =============         =============
BASIC AND DILUTED EARNINGS PER SHARE (RMB)                    5                  0.40                  0.27
                                                                         =============         =============

CONSOLIDATED BALANCE SHEET

-------------------------------------------------------------------------------------------------------
                                                                            YEAR ENDED DECEMBER 31
                                                                       --------------------------------
                                                                            2003              2002
                                                                       -------------      -------------
                                                                       RMB (MILLION)      RMB (million)
-------------------------------------------------------------------------------------------------------
NON CURRENT ASSETS

  Property, plant and equipment                                             433,419            397,798
  Investments in associates                                                   5,571              4,145
  Available-for-sale investments                                              1,839              1,535
  Intangible and other assets                                                 4,732              4,507
                                                                       -------------      -------------
                                                                            445,561            407,985
                                                                       -------------      -------------
CURRENT ASSETS

  Inventories                                                                28,872             28,441
  Accounts receivable                                                         3,263              6,079
  Prepaid expenses and other current assets                                  13,528             15,729
  Notes receivable                                                            2,416              2,540
  Receivables under resale agreements                                        24,224              9,786
  Time deposits with maturities over three months                             2,640              2,612
  Cash and cash equivalents                                                  11,231              9,977
                                                                       -------------      -------------
TOTAL CURRENT ASSETS                                                         86,174             75,164
                                                                       -------------      -------------

CURRENT LIABILITIES

  Accounts payable and accrued liabilities                                   64,180             57,793
  Income tax payable                                                         12,043              5,412
  Other taxes payable                                                         8,916              5,515
  Short-term borrowings                                                      28,890             20,633
                                                                       -------------      -------------
                                                                            114,029             89,353
                                                                       -------------      -------------
NET CURRENT LIABILITIES                                                     (27,855)           (14,189)
                                                                       -------------      -------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                       417,706            393,796
                                                                       =============      =============

FINANCED BY

  Share capital                                                             175,824            175,824
  Retained earnings                                                          89,577             59,004
  Reserves                                                                   91,212             81,848
                                                                       -------------      -------------
  Shareholders' equity                                                      356,613            316,676
                                                                       -------------      -------------
  Minority interests                                                          5,608              4,854
                                                                       -------------      -------------
NON CURRENT LIABILITIES

  Long-term borrowings                                                       41,959             60,655
  Deferred credits and other long-term obligations                            2,000              1,684
  Deferred taxation                                                          11,526              9,927
                                                                       -------------      -------------
                                                                             55,485             72,266
                                                                       -------------      -------------
                                                                            417,706            393,796
                                                                       =============      =============
-------------------------------------------------------------------------------------------------------

NOTES

1    ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in accordance with IFRS issued by the International Accounting Standard Board. The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

     The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

     In September 2002, the Company acquired from China National Petroleum Corporation ("CNPC") the assets, liabilities and interests related to CNPC's refined products marketing enterprises comprising primarily of service stations and related facilities for RMB3,200 million. The Company has accounted for the acquisition in a manner similar to a uniting of interests, whereby the assets and liabilities of the marketing enterprises acquired were accounted for at historical cost to CNPC, and the consolidated financial statements were restated in the prior year to give effect to the acquisition with all periods presented as if the operations of the Company and these marketing enterprises had always been combined. The difference between the RMB3,200 million acquisition price and the net liabilities transferred from CNPC was adjusted against equity.

2    TURNOVER

     Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil and natural gas. Analysis of turnover by segment is shown in
     Note 8.

3    PROFIT BEFORE TAXATION

     ---------------------------------------------------------------------------------------------------------
                                                                                       YEAR ENDED DECEMBER 31
                                                                                     -------------------------
                                                                                        2003            2002
                                                                                     ---------       ---------
                                                                                          RMB             RMB
                                                                                     (MILLION)       (million)

     ---------------------------------------------------------------------------------------------------------
     Profit before taxation is arrived at after crediting and charging of the following items:
     Crediting:
       Dividend income from available-for-sale investments                                 69              60
       Reversal of impairment of receivables                                              551             344
       Reversal of impairment of available-for-sale investments                            21               -
       Reversal of write down in inventories                                               23             264

     Charging:
       Amortisation on intangible and other assets                                        888             676
       Auditors' remuneration                                                              44              75

       Cost of inventories (approximates cost of goods sold) recognised as
        expense                                                                       134,935         112,986
       Depreciation on property, plant and equipment, including impairment provision
         - owned assets                                                                39,622          36,079
         - assets under finance leases                                                     21              27
       Impairment of available-for-sale investments                                       179               4
       Impairment of receivables                                                        1,985             628
       Interest expense (Note (a))                                                      2,346           3,516
       Loss on disposal of property, plant and equipment                                1,048             647
       Operating lease rentals on land and buildings and equipment                      2,991           2,942
       Repair and maintenance                                                           4,721           5,060
       Research and development expenditure                                             2,411           1,806
       Transportation expenses                                                          8,780           8,328
       Write down in inventories                                                          159             142
     --------------------------------------------------------------------------------------------------------
     Note (a): INTEREST EXPENSE

               Interest expense                                                         3,666           4,412
               Less: amounts capitalised                                               (1,320)           (896)
                                                                                     ---------       ---------
                                                                                        2,346           3,516
                                                                                     =========       =========

4    TAXATION

     --------------------------------------------------------------------------------------------------------
                                                                                 YEAR ENDED DECEMBER 31
                                                                           ----------------------------------
                                                                                2003                 2002
                                                                           -------------        -------------
                                                                           RMB (MILLION)        RMB (million)
     --------------------------------------------------------------------------------------------------------
     Income tax                                                                  26,347               19,289
     Deferred tax                                                                 1,594                2,897
     Share of tax of associated companies                                           131                   45
                                                                           ------------         ------------
                                                                                 28,072               22,231
                                                                           ============         ============
     --------------------------------------------------------------------------------------------------------

     In accordance with the relevant PRC income tax rules and regulations, the enacted PRC income tax rate applicable to the Group is principally 33% (2002: 33%). The Group in the last quarter of year 2002 obtained approvals from several provincial and local tax authorities whereby a portion of the taxable income of the Group's qualifying operations in these locales through 2010 are assessed income tax at a reduced rate of 15% instead of the statutory rate of 33%.

     The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

     ---------------------------------------------------------------------------
                                                     YEAR ENDED DECEMBER 31
                                                  ------------------------------
                                                       2003            2002
                                                  -------------    -------------
                                                  RMB (MILLION)    RMB (million)
     ---------------------------------------------------------------------------

     Profit before taxation                             98,322           69,240
                                                  ------------     -------------
     Tax calculated at a tax rate of 33%                32,446           22,849
     Prior year tax return adjustment                      419              618
     Effect of preferential tax rate                    (5,190)          (2,377)
     Income not subject to tax                            (566)             (93)
     Expenses not deductible for tax purposes              963            1,234
                                                  ------------     -------------
     Tax charge                                         28,072           22,231
                                                  ============     =============
--------------------------------------------------------------------------------

5    BASIC AND DILUTED EARNINGS PER SHARE

     Basic and diluted earnings per share for the years ended December 31, 2003 and 2002 have been computed by dividing net profit by the number of 175.82 billion shares issued and outstanding for each of the years.

     There are no dilutive potential ordinary shares.

6    CHANGES IN SHAREHOLDERS' EQUITY

     ----------------------------------------------------------------------------------------------------------
                                                         SHARE        RETAINED
                                                        CAPITAL       EARNINGS         RESERVES         TOTAL
                                                       ---------      ---------        ---------      ---------
                                                            RMB            RMB              RMB            RMB
                                                       (MILLION)      (MILLION)        (MILLION)      (MILLION)
     ----------------------------------------------------------------------------------------------------------
     Balance at January 1, 2002                         175,824         35,607           79,175        290,606
     Net profit for the year ended
      December 31, 2002                                       -         46,910                -         46,910
     Transfer to reserves                                     -         (5,863)           5,863              -
     Final dividend for 2001 (Note 7(i))                      -         (8,839)               -         (8,839)
     Interim dividend for 2002 (Note 7(ii))                   -         (8,811)               -         (8,811)
     Contribution from CNPC to
      marketing enterprises                                   -              -               10             10
     Payment to CNPC for acquisition of
      marketing enterprises                                   -              -           (3,200)        (3,200)
                                                       ---------      ---------        ---------      ---------
     Balance at December 31, 2002                       175,824         59,004           81,848        316,676
                                                       ---------      ---------        ---------      ---------
     Net profit for the year ended
      December 31, 2003                                       -         69,614                -         69,614
     Revaluation surplus of property,
      plant and equipment, net of tax                         -              -              527            527
     Revaluation loss offset against
      previous revaluation surplus of
      property, plant and equipment, net
      of tax                                                  -              -             (526)          (526)
     Transfer to reserves                                     -         (9,363)           9,363              -
     Final dividend for 2002 (Note 7 (iii))                   -        (12,299)               -        (12,299)
     Interim dividend for 2003 (Note 7 (iv))                  -        (17,379)               -        (17,379)
                                                       ---------      ---------        ---------      ---------
     Balance at December 31, 2003                       175,824         89,577           91,212        356,613
                                                       =========      =========        =========      =========
     ----------------------------------------------------------------------------------------------------------

7    DIVIDENDS

     ----------------------------------------------------------------------
                                                   YEAR ENDED DECEMBER 31
                                                ---------------------------
                                                   2003              2002
                                                ---------         ---------
                                                     RMB               RMB
                                                (MILLION)         (million)
     ----------------------------------------------------------------------
     Final dividend for 2001 (Note (i))                -             8,839
     Interim dividend for 2002 (Note (ii))             -             8,811
     Final dividend for 2002 (Note (iii))         12,299                 -
     Interim dividend for 2003 (Note (iv))        17,379                 -
                                                ---------         ---------
                                                  29,678            17,650
                                                =========         =========
     ----------------------------------------------------------------------

          (i) A final dividend in respect of 2001 of RMB0.050272 per share amounting to a total of RMB8,839 million was paid on June 21, 2002, and was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2002.

          (ii) An interim dividend in respect of 2002 of RMB0.050113 per share amounting to a total of RMB8,811 million was paid on October 8, 2002, and was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2002.

          (iii) A final dividend in respect of 2002 of RMB0.069951 per share amounting to a total of RMB12,299 million was paid on June 12, 2003, and was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2003.

          (iv) As authorised by shareholders in the Annual General Meeting on May 28, 2003, the Board of Directors, in a meeting held on August 27, 2003, resolved to distribute an interim dividend in respect of 2003 of RMB0.098841 per share amounting to a total of RMB17,379 million. The interim dividend was paid on October 8, 2003, and was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2003.

          (v) At the meeting on March 24, 2004, the Board of Directors proposed a final dividend in respect of 2003 of RMB0.079324 per share amounting to a total of RMB13,947 million. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2004.

8    SEGMENT INFORMATION

     The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing and Natural Gas and Pipeline.

     The Exploration and Production segment is engaged in the exploration, development, production and sales of crude oil and natural gas.

     The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.

     The Chemicals and Marketing segment is engaged in the production and sale of basic petrochemical products, derivative petrochemical products, and other chemical products.

     The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products, and the sale of natural gas.

     In addition to these four major business segments, the Other segment includes the assets, income and expenses relating to cash management, financing activities, the corporate center, research and development, and other business services to the operating business segments of the Group.

     Substantially all assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. In addition to its operations in the PRC in April 2002 the Group acquired all the share capital of Devon Energy Indonesia Ltd., a company engaging in the exploration and production of crude oil and natural gas in Indonesia. In April 2003, the Group acquired 50% interests in Amerada Hess Indonesia Holdings Co. for RMB679 million. Amerada Hess Indonesia Holdings Co. holds 30% interests in one of the oil and gas blocks in Indonesia acquired by the Group in 2002.

     The accounting policies of the operating segments are the same as those described in Note 1 "Accounting Policies".

     Operating segment information for the years ended December 31, 2003 and 2002 is presented below:

     PRIMARY REPORTING FORMAT - BUSINESS SEGMENTS

     ------------------------------------------------------------------------------------------------------------------
       YEAR ENDED               EXPLORATION        REFINING       CHEMICALS       NATURAL
     DECEMBER 31,                       AND             AND             AND       GAS AND
             2003                PRODUCTION       MARKETING       MARKETING      PIPELINE         OTHER           TOTAL
                                -----------       ---------       ---------     ---------     ---------       ---------
                                       RMB             RMB             RMB           RMB           RMB             RMB
                                  (MILLION)       (MILLION)       (MILLION)     (MILLION)     (MILLION)       (MILLION)
     ------------------------------------------------------------------------------------------------------------------
     Turnover
      (including
      intersegment)                177,271         223,584          39,211        15,067             -         455,133
     Less:
       Intersegment
        sales                     (128,963)        (16,867)         (2,263)       (3,261)            -        (151,354)
                                -----------       ---------       ---------     ---------     ---------       ---------
     Turnover from
      external
      customers                     48,308         206,717          36,948        11,806             -         303,779
                                ===========       =========       =========     =========     =========       =========

     Profit/(loss)
      from operations               92,370           5,035           1,041         1,922        (1,182)         99,186
                                ===========       =========       =========     =========     =========       =========

     ------------------------------------------------------------------------------------------------------------------
       YEAR ENDED               EXPLORATION        REFINING       CHEMICALS       NATURAL
     DECEMBER 31,                       AND             AND             AND       GAS AND
             2002                PRODUCTION       MARKETING       MARKETING      PIPELINE         OTHER           TOTAL
                                -----------       ---------       ---------     ---------     ---------       ---------
                                       RMB             RMB             RMB           RMB           RMB             RMB
                                  (MILLION)       (MILLION)       (MILLION)     (MILLION)     (MILLION)       (MILLION)
     ------------------------------------------------------------------------------------------------------------------
     Turnover
      (including
      intersegment)                147,308         174,621          29,661        12,733             -         364,323

     Less:
       Intersegment
        sales                     (106,266)         (9,988)         (1,093)       (2,552)            -        (119,899)
                                -----------       ---------       ---------     ---------     ---------       ---------
       Turnover from
        external
        customers                   41,042         164,633          28,568        10,181             -         244,424
                                ===========       =========       =========     =========     =========       =========

       Profit/(loss)
        from operations             72,139           2,818          (3,162)        1,552        (1,006)         72,341
                                ===========       =========       =========     =========     =========       =========

     SECONDARY REPORTING FORMAT - GEOGRAPHICAL SEGMENTS

     ----------------------------------------------------------------------------------------------------------------
                                                                                                             CAPITAL
                                                          TURNOVER              TOTAL ASSETS             EXPENDITURE
                                               ---------------------   ---------------------   ----------------------
     YEAR ENDED DECEMBER 31,                     2003         2002        2003        2002       2003          2002
                                               ---------   ---------   ---------   ---------   ---------    ---------
                                                    RMB         RMB         RMB         RMB         RMB          RMB
                                               (MILLION)   (MILLION)   (MILLION)   (MILLION)   (MILLION)    (MILLION)
     ----------------------------------------------------------------------------------------------------------------
     PRC                                        302,854     243,792     529,209     480,873      83,645       71,774
     OTHER (EXPLORATION AND PRODUCTION)             925         632       2,526       2,276         654        1,952
                                               ---------   ---------   ---------   ---------   ---------    ---------
                                                303,779     244,424     531,735     483,149      84,299       73,726
                                               =========   =========   =========   =========   =========    =========

9    SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

     The consolidated financial statements have been prepared in accordance with IFRS, which may differ in certain material respects from the accounting principles generally accepted in the United States of America ("US GAAP"). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

     Effect on net income of significant differences between IFRS and US GAAP is as follows:

     ----------------------------------------------------------------------------------------------------------
                                                                                    YEAR ENDED DECEMBER 31
                                                                               --------------------------------
                                                                                   2003                2002
                                                                               -------------      -------------
                                                                               RMB (MILLION)      RMB (MILLION)
     ----------------------------------------------------------------------------------------------------------
     Net income under IFRS                                                           69,614             46,910
     US GAAP adjustments:
       Reversal of revaluation loss of property, plant and equipment                    391                  -
       Depreciation charges on property, plant and equipment
        revaluation gain                                                              8,053              8,157
       Depreciation charges on property, plant and equipment
        revaluation loss                                                               (144)              (112)
       Loss on disposal of property, plant and equipment                                451                224
     ----------------------------------------------------------------------------------------------------------

     ----------------------------------------------------------------------------------------------------------
                                                                                    YEAR ENDED DECEMBER 31
                                                                               --------------------------------
                                                                                   2003                2002
                                                                               -------------      -------------
                                                                               RMB (MILLION)      RMB (MILLION)
     ----------------------------------------------------------------------------------------------------------
       Income tax effect                                                             (2,886)            (2,729)
       Minority interests                                                               (60)               (60)
       One-time remedial payments for staff housing                                       -             (2,553)
                                                                               -------------      -------------
     Net income under US GAAP                                                        75,419             49,837
                                                                               =============      =============
     Basic and diluted net income per share under US GAAP (RMB)                        0.43               0.28
                                                                               =============      =============

     Effect on shareholders' equity of significant differences between IFRS and US GAAP is as follows:

     ------------------------------------------------------------------------------------------------------
                                                                                 YEAR ENDED DECEMBER 31
                                                                            -------------------------------
                                                                                2003               2002
                                                                            -------------     -------------
                                                                            RMB (MILLION)     RMB (MILLION)
     ------------------------------------------------------------------------------------------------------
     Shareholders' equity under IFRS                                             356,613           316,676
     US GAAP adjustments:
       Reversal of property, plant and equipment revaluation gain                (80,555)          (80,549)
       Depreciation charges on property, plant and equipment
        revaluation gain                                                          37,273            29,220
       Reversal of property, plant and equipment revaluation loss                  1,513             1,122
       Depreciation charges on property, plant and equipment
        revaluation loss                                                            (480)             (336)
       Loss on disposal of property, plant and equipment                             791               340
       Deferred tax assets on revaluation                                         13,686            16,567
       Minority interests                                                            364               424
       Effect on the retained earnings from the one-time remedial payments for staff housing borne by the state shareholder of
        the Company                                                               (2,553)           (2,553)
       Effect on the other reserves of the shareholders' equity
        from the one-time remedial payments for staff housing borne
        by the state shareholder of the Company                                    2,553             2,553
                                                                            -------------     -------------
     Shareholders' equity under US GAAP                                          329,205           283,464
                                                                            =============     =============

     ------------------------------------------------------------------------------------------------------

     Changes in shareholders' equity under US GAAP for each of the years ended December 31, 2003 and 2002 are as follows:

     -------------------------------------------------------------------------------------------------------
                                                                                 YEAR ENDED DECEMBER 31
                                                                            --------------------------------
                                                                                 2003               2002
                                                                            -------------      -------------
                                                                            RMB (MILLION)      RMB (MILLION)
     -------------------------------------------------------------------------------------------------------
     Balance at beginning of year                                                283,464            251,914
       Net profit for the year                                                    75,419             49,837
       Final dividend for year 2001                                                    -             (8,839)
       Interim dividend for year 2002                                                  -             (8,811)
       Final dividend for year 2002                                              (12,299)                 -
       Interim dividend for year 2003                                            (17,379)                 -
       Contribution from CNPC to marketing enterprises                                 -                 10
       Payment to CNPC for acquisition of marketing enterprises                        -             (3,200)
       Contribution from CNPC for the one-time remedial staff
        housing                                                                        -              2,553
                                                                            -------------      -------------
     Balance at end of year                                                      329,205            283,464
                                                                            =============      =============

     In preparing the summary of differences between IFRS and US GAAP, the management of the Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realisability, useful lives of tangible and intangible assets, income taxes and other areas. Actual results could differ from those estimates.

     A summary of the principal differences and additional disclosures applicable to the Group is set out below:

     (a)  REVALUATION OF PROPERTY, PLANT AND EQUIPMENT

          The property, plant and equipment, excluding oil and gas reserves, transferred to the Company by CNPC were appraised as of June 30, 1999, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC, China Enterprise Appraisal. As at September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers registered in the PRC, China United Assets Appraiser Co., Ltd, on a depreciated replacement cost basis.

          The June 1999 revaluation resulted in RMB80,549 million in excess of the prior carrying value and a revaluation loss of RMB1,122 million on certain property, plant and equipment.

          The September 2003 revaluation resulted in a RMB872 million in excess of the carrying value of certain property, plant and equipment immediately prior to the revaluation and a revaluation loss of RMB1,257 million.

          With respect to the RMB872 million revaluation gain resulting from the 2003 revaluation, RMB98 million were related to property, plant and equipment that in 1999 experienced revaluation loss, and were credited to the profit and loss account. The remaining RMB774 million was credited to the revaluation reserve in the shareholders' equity.

          With respect to the RMB1,257 million revaluation loss resulting from the 2003 revaluation, RMB768 million were related to property, plant and equipment that in 1999 experienced revaluation gain. The remaining RMB489 million were charged to the profit and loss account.

          The depreciation charge, which includes impairment charge, on the revaluation surplus from January 1, 2003 to December 31, 2003 was RMB8,053 million and from January 1, 2002 to December 31, 2002 was RMB8,157 million.

          The depreciation charge on revaluation loss from January 1, 2003 to December 31, 2003 was RMB144 million and from January 1, 2002 to December 31, 2002 was RMB112 million.

          The loss on disposal of property, plant and equipment, which includes shut down of manufacturing assets from January 1, 2003 to December 31, 2003 was RMB451 million and from January 1, 2002 to December 31, 2002 was RMB224 million.

          For purposes of reconciling to the US GAAP financial data, the effect of the revaluation, the related depreciation charges and loss on disposal is reversed. A deferred tax asset relating to the reversal of the effect of revaluation in 1999 is established, together with a corresponding increase in the shareholders' equity. Under a special approval granted by the Ministry of Finance, the effect of the revaluation in 1999 is available as additional depreciation base for purposes of determining taxable income.

     (b)  RELATED PARTY TRANSACTIONS

          The Group has disclosed in its 2003 consolidated financial statements and note 36 thereto to be published on the website of The Stock Exchange of Hong Kong Limited ("HKSE") (website: http://www.hkex.com.hk) the transactions with its major customers and in notes 20, 21, 25, 26 and 37 transactions and balances with its immediate parent, CNPC, and related companies. CNPC is owned by the PRC government, which also owns a significant portion of the productive assets in the PRC. IFRS exempts state controlled enterprises from disclosing transactions with other state controlled enterprises. IFRS also excludes from related parties government departments and agencies to the extent that such dealings are in the normal course of business. US GAAP contains no similar exemptions but requires disclosure of material related party transactions. The Group believes that it has provided meaningful disclosures in note 36 (Major Customers) and note 37 (Related Party Transactions) of its consolidated financial statements. Although the majority of the Group's activities are conducted with the PRC government and its affiliates and other state controlled enterprises, none individually constitutes a major customer or supplier other than those disclosed.

     (c)  ONE-TIME REMEDIAL PAYMENTS FOR STAFF HOUSING

          The Ministry of Finance of the PRC issued several public notices and regulations during the year ended December 31, 2000, and in January 2001 with respect to the one-time remedial payments for staff housing payable to certain employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards as determined in accordance with government regulations and guidelines.

          These notices and regulations issued by the Ministry of Finance also provided that the portion of remedial payments attributable to the periods prior to restructuring of an employer enterprise from a wholly state-owned status to a less than wholly state-owned status was to be borne by the state shareholder of the enterprise.

          The restructuring that resulted in the formation of the Group took place in November 1999. As such, the one-time remedial housing payments payable to the eligible employees of the Group are to be borne by the state shareholder of the Group.

          Under IFRS, such direct payments to employees or reimbursements will not be recorded through the consolidated profit and loss account of the Group. US GAAP contains no such exemption but requires this principal shareholder's action on behalf of the Company to be recorded in the consolidated profit and loss account. In the last quarter of year 2002, the Group and CNPC completed the process of estimating the amount that are payable to qualified employees of the Group. This amount, RMB2,553 million, was reflected in determining the net income of the Group for the year ended December 31, 2002, under US GAAP. Since this amount is borne by CNPC, a corresponding amount has been included as an addition to the other reserves in the shareholders' equity of the Group.

     (d)  RECENT US ACCOUNTING PRONOUNCEMENTS

          In January 2003, Financial Accounting Standards Board of the United States issued and in December 2003 amended the Interpretation FIN 46-R, "Consolidation of Variable Interest Entities". This provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It is effective no later than the end of the first reporting period ending after March 15, 2004 for variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of the provisions of FIN 46-R is not expected to have a material effect on the consolidated financial statements of the Group.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In reviewing the following discussion, please also refer to the Company's consolidated financial statements and notes thereto contained in the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "LISTING RULES") and to be submitted to the HKSE and published on the website of the HKSE on or before April 30, 2004.


OVERVIEW

For the twelve months ended December 31, 2003, profit before taxation of the Group was RMB98,322 million, representing an increase of 42.00% compared with the corresponding period in the previous year. Net profit was RMB69,614 million, representing an increase of 48.40% compared with the corresponding period in the previous year. For the first time profit was recorded in all four business segments. The increase in profit was due primarily to the Group's ability to take full advantage of the opportunities presented by high oil prices, to actively adjust its crude oil production in the east as well as to speed up production in the west, thereby achieving a stable increase in domestic crude oil production. In terms of natural gas business, production was sped up mainly in the top four gas production areas and substantial efforts were made to expand the market, leading to persistent and fast growth in both production and sales volume. With regard to refining and chemicals business, equal emphasis was put on structural adjustments and enhancement of management, the highest ever crude oil processing load factor was attained while substantial efforts were made to increase the production of products with high added value and meeting the needs of the market. The marketing business responded proactively to market changes and made timely adjustments to marketing strategies, resulting in significant growth both in the total sales volume and the retail volume.

Basic and diluted earnings per share of the Company for the twelve months ended December 31, 2003 were RMB0.40.


TWELVE MONTHS ENDED DECEMBER 31, 2003 COMPARED WITH TWELVE MONTHS ENDED DECEMBER 31, 2002

CONSOLIDATED OPERATING RESULTS

Turnover Turnover increased 24.28% from RMB244,424 million for the twelve months ended December 31, 2002 to RMB303,779 million for the twelve months ended December 31, 2003. This was due primarily to the increase in the price of crude oil and the increase in the sales volume and prices of refined products and chemical products.

Operating Expenses Operating expenses increased 18.89% from RMB172,083 million for the twelve months ended December 31, 2002 to RMB204,593 million for the twelve months ended December 31, 2003. This was due primarily to the increased expenses in purchases of crude oil and refined products from external suppliers.

Purchases, Services and Other Expenses Purchases, services and other expenses increased 26.73% from RMB71,690 million for the twelve months ended December 31, 2002 to RMB90,850 million for the twelve months ended December 31, 2003. This mainly reflects: (i) the increase in the procurement cost for crude oil corresponding to the increase in the refining volume of the refineries; and (ii) the increase in the price of refined products resulting in the increased expenses in purchasing refined products from external suppliers.

Employee Compensation Costs Employee compensation costs increased 20.27% from RMB16,248 million for the twelve months ended December 31, 2002 to RMB19,542 million for the twelve months ended December 31, 2003. This was due primarily to an increase in employees' salaries and welfare expenses corresponding to better operating results of the Company this year and an increase in labour expenses as a result of the development of the retail distribution network.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased 10.19% from RMB36,782 million for the twelve months ended December 31, 2002 to RMB40,531 million for the twelve months ended December 31, 2003. This was due primarily to an increase in depreciation expenses resulting from the addition of new assets.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased 6.48% from RMB22,474 million for the twelve months ended December 31, 2002 to RMB23,930 million for the twelve months ended December 31, 2003. This increase was due primarily to the higher impairment of receivables. The Company was able to keep such expenses under effective control while continuing to increase its scale and achieving a fairly significant increase in its sales volume.

Shut Down of Manufacturing Assets The costs for shutting down manufacturing assets increased by 11.03% from RMB2,121 million for the twelve months ended December 31, 2002 to RMB2,355 million for the twelve months ended December 31, 2003, including RMB1,596 million for shutting down refining assets with low efficiency in the refining and marketing segment, and RMB759 million in the chemicals and marketing segment.

Taxes Other than Income Taxes Taxes other than income taxes increased 8.66% from RMB14,613 million for the twelve months ended December 31, 2002 to RMB15,879 million for the twelve months ended December 31, 2003. This was due primarily to: (i) increases in the production of gasoline and diesel products resulting in higher consumption tax and surcharges; and (ii) an increase in revenue resulting in an increase in resources compensation fees.

Profit From Operations Profit from operations increased 37.11% from RMB72,341 million for the twelve months ended December 31, 2002 to RMB99,186 million for the twelve months ended December 31, 2003.

Net Exchange Gain (Loss) Net exchange loss decreased 43.04% from RMB316 million for the twelve months ended December 31, 2002 to RMB180 million for the twelve months ended December 31, 2003. This was due primarily to a decrease in the average proportion of foreign exchange borrowings and an adjustment in the currency mix of foreign exchange borrowings by repaying some of the foreign debts denominated in foreign currencies with relatively high exchange rate risk, such as Euro and British Sterling.

Net Interest Expense Net interest expense decreased 45.33% from RMB3,053 million for the twelve months ended December 31, 2002 to RMB1,669 million for the twelve months ended December 31, 2003. This decrease was due primarily to sufficient cash flow generated by operating activities, a decrease in the average proportion of interest-bearing debts, and decreases in the average interest rates.

Profit Before Taxation Profit before taxation increased 42.00% from RMB69,240 million for the twelve months ended December 31, 2002 to RMB98,322 million for the twelve months ended December 31, 2003.

Taxation Taxation increased 26.27% from RMB22,231 million for the twelve months ended December 31, 2002 to RMB28,072 million for the twelve months ended December 31, 2003 due primarily to an increase in profit before taxation.

Net Profit Net profit increased 48.40% from RMB46,910 million for the twelve months ended December 31, 2002 to RMB69,614 million for the twelve months ended December 31, 2003.


SEGMENT INFORMATION

EXPLORATION AND PRODUCTION

Turnover Turnover increased 20.34% from RMB147,308 million for the twelve months ended December 31, 2002 to RMB177,271 million for the twelve months ended December 31, 2003. This was due primarily to an increase in the price of crude oil and the increased sales volume of natural gas. The average realised price of crude oil of the Company in 2003 was US$27.20 per barrel, increased by 21.00% as compared with 2002.

Intersegment sales increased 21.36% from RMB106,266 million for the twelve months ended December 31, 2002 to RMB128,963 million for the twelve months ended December 31, 2003. This was due primarily to an increase in the price of crude oil and the increased sales volume of natural gas.

Operating Expenses Operating expenses increased 12.95% from RMB75,169 million for the twelve months ended December 31, 2002 to RMB84,901 million for the twelve months ended December 31, 2003 due primarily to an increase in exploration expenses, depletion of oil and gas property, human resources expenses and higher impairment of receivables.

Profit From Operations Profit from operations increased 28.04% from RMB72,139 million for the twelve months ended December 31, 2002 to RMB92,370 million for the twelve months ended December 31, 2003.


REFINING AND MARKETING

Turnover Turnover increased 28.04% from RMB174,621 million for the twelve months ended December 31, 2002 to RMB223,584 million for the twelve months ended December 31, 2003 due to increases in the sales volume and prices of major refined products.

Sales revenue from gasoline increased 23.02% from RMB48,834 million for the twelve months ended December 31, 2002 to RMB60,073 million for the twelve months ended December 31, 2003 due primarily to an increase in the selling price and sales volume. The average realised selling price of gasoline increased 17.62% from RMB2,570 per ton for the twelve months ended December 31, 2002 to RMB3,023 per ton for the twelve months ended December 31, 2003. The sales volume of gasoline increased 4.59% from 19 million tons for the twelve months ended December 31, 2002 to 19.87 million tons for the twelve months ended December 31, 2003.

Sales revenue from diesel increased 26.88% from RMB79,081 million for the twelve months ended December 31, 2002 to RMB100,336 million for the twelve months ended December 31, 2003 due primarily to an increase in the selling price and sales volume. The average realised selling price of diesel increased 14.72% from RMB2,384 per ton for the twelve months ended December 31, 2002 to RMB2,735 per ton for the twelve months ended December 31, 2003. The sales volume of diesel increased 10.59% from 33.17 million tons for the twelve months ended December 31, 2002 to 36.68 million tons for the twelve months ended December 31, 2003.

Sales revenue from kerosene increased 6.76% from RMB3,864 million for the twelve months ended December 31, 2002 to RMB4,125 million for the twelve months ended December 31, 2003 due primarily to an increase in the selling price.

Intersegment sales revenue increased 68.87% from RMB9,988 million for the twelve months ended December 31, 2002 to RMB16,867 million for the twelve months ended December 31, 2003 due primarily to increases in the price and sales volume of refined products.

Operating Expenses Operating expenses increased 27.21% from RMB171,803 million for the twelve months ended December 31, 2002 to RMB218,549 million for the twelve months ended December 31, 2003 due primarily to the increased expenses in purchases of crude oil and refined products from external suppliers.

Profit From Operations Profit from operations increased 78.67% from RMB2,818 million for the twelve months ended December 31, 2002 to RMB5,035 million for the twelve months ended December 31, 2003.


CHEMICALS AND MARKETING

Turnover Turnover increased 32.20% from RMB29,661 million for the twelve months ended December 31, 2002 to RMB39,211 million for the twelve months ended December 31, 2003. This significant improvement in the results of this segment was due primarily to increases in the sales volume and prices of chemical products.

Operating Expenses Operating expenses increased 16.29% from RMB32,823 million for the twelve months ended December 31, 2002 to RMB38,170 million for the twelve months ended December 31, 2003 due primarily to an increase in the purchase expenses for direct materials.

Profit From Operations The chemicals and marketing segment made a profit from operations of RMB1,041 million for the twelve months ended December 31, 2003, compared with a loss of RMB3,162 million for the twelve months ended December 31, 2002.


NATURAL GAS AND PIPELINE

Turnover Turnover increased 18.33% from RMB12,733 million for the twelve months ended December 31, 2002 to RMB15,067 million for the twelve months ended December 31, 2003 due primarily to increases in the sales volume of natural gas, the average pipeline transmission price for crude oil and natural gas and the income from pipeline transmission for refined products.

Operating Expenses Operating expenses increased 17.57% from RMB11,181 million for the twelve months ended December 31, 2002 to RMB13,145 million for the twelve months ended December 31, 2003. This was due primarily to an increase in the purchase expenses for natural gas and depreciation expenses.

Profit From Operations Profit from operations increased 23.84% from RMB1,552 million for the twelve months ended December 31, 2002 to RMB1,922 million for the twelve months ended December 31, 2003.


LIQUIDITY AND CAPITAL RESOURCES

For the twelve months ended December 31, 2003, the Group's primary sources of funding were cash generated from operating activities, short-term and long-term borrowings, cash and cash equivalents. The Group's funds were primarily used in operating activities, for capital expenditures, repayment of short-term and long-term borrowings, and distributions of dividends to shareholders.

As at December 31, 2003, short-term borrowings made up approximately 6.67% of the capital employed compared with approximately 5.12% as at December 31, 2002. The ability to obtain financing may be affected by the financial position and the results of operations of the Company, and by the conditions of international and domestic capital markets. In addition, prior to accessing international capital markets, the Company must obtain approvals from relevant PRC government authorities. In general, the Company must obtain PRC government approvals for any project involving significant capital investment in the refining and marketing segment, chemicals and marketing segment and the natural gas and pipeline segment.

The Company plans to fund the capital and related investments principally through the cash flow generated from operating activities, short-term and long-term borrowings, cash and cash equivalents. A net cash flow of RMB138,820 million was generated from operating activities for the twelve months ended December 31, 2003. As at December 31, 2003, the Group had RMB11,231 million in cash and cash equivalents. Cash and cash equivalents were primarily Renminbi (with Renminbi accounting for approximately 91.68% and United States Dollar accounting for approximately 8.32%).

The table below sets forth the cash flow of the Group for each of the twelve months ended December 31, 2002 and 2003 and the cash equivalents at the end of each period:

--------------------------------------------------------------------------------------------
                                                                 YEAR ENDED DECEMBER 31,
                                                            --------------------------------
                                                                    2003               2002
                                                            -------------      -------------
                                                            RMB (MILLION)      RMB (million)
--------------------------------------------------------------------------------------------
Net cash flow generated from operating activities                138,820             98,341
Net cash flow used for investing activities                      (97,797)           (71,662)
Net cash flow used for financing activities                      (39,769)           (27,829)
Cash and cash equivalents at the end of each period               11,231              9,977
--------------------------------------------------------------------------------------------


CASH FLOW GENERATED FROM OPERATING ACTIVITIES

The net cash flow of the Group generated from operating activities increased from RMB98,341 million for the twelve months ended December 31, 2002 to RMB138,820 million for the twelve months ended December 31, 2003. This was due primarily to an increase in sales revenue, the timely collection of payment for goods, and increased efforts in clearing old receivables.

As at December 31, 2003, the Group had a working capital deficit of RMB27,855 million, compared with a working capital deficit of RMB14,189 million as at December 31, 2002. This increase in working capital deficit was due to an increased amount of long-term borrowings due within a year.


CASH USED FOR FINANCING ACTIVITIES

The net borrowings of the Group as at December 31, 2002 and December 31, 2003 were as follows:

-----------------------------------------------------------------------------------------------------
                                                                           YEAR ENDED DECEMBER 31
                                                                      -------------------------------
                                                                          2003               2002
                                                                      -------------     -------------
                                                                      RMB (MILLION)     RMB (million)
-----------------------------------------------------------------------------------------------------
Short-term borrowings (including liquid portion of long-term
 borrowings)                                                                28,890            20,633
Long-term borrowings                                                        41,959            60,655
                                                                      -------------     -------------
Total borrowings                                                            70,849            81,288
                                                                      =============     =============
Less:
  Cash and cash equivalents                                                 11,231             9,977
  Time deposits with maturities over three months                            2,640             2,612
  Receivables under resale agreements                                       24,224             9,786
                                                                      -------------     -------------
Net borrowings                                                              32,754            58,913
-----------------------------------------------------------------------------------------------------

THE MATURITY PROFILE OF LONG-TERM BORROWINGS OF THE GROUP IS AS FOLLOWS:

--------------------------------------------------------------
                                              PRINCIPAL AS AT
                                                DECEMBER 31,
                                                    2003
                                              ----------------
                                                RMB (MILLION)
--------------------------------------------------------------
To be repaid within one year                          19,711
To be repaid within one to two years                  18,183
To be repaid within two to five years                 17,108
To be repaid after five years                          6,668
                                              ----------------
                                                      61,670
--------------------------------------------------------------

Of the total borrowings of the Group as at December 31, 2003, approximately 24.03% were fixed-rate loans and 75.97% were floating-rate loans. Of the total borrowings as at December 31, 2003, approximately 81.95% were denominated in Renminbi, approximately 16.05% in United States Dollar, approximately 0.64% in British Sterling, approximately 0.82% in Japanese Yen and approximately 0.54% in Euro.

As at December 31, 2002 and December 31, 2003, the amount of short-term borrowings owed to related parties was RMB570 million and RMB610 million, respectively. As at December 31, 2002 and December 31, 2003, the amount of long-term borrowings owed to related parties was RMB24,132 million and RMB24,578 million, respectively.

As at December 31, 2003, the amount of short-term and long-term borrowings owed to China Petroleum Finance Company Limited was RMB610 million and RMB24,578 million, respectively.

The net cash flow used for financing activities for the twelve months ended December 31, 2003 increased 42.90% compared with the twelve months ended December 31, 2002. This increase was primarily due to increased dividend payment.

As at December 31, 2003, RMB170 million worth of loans made to the Group (RMB398 million in 2002) were secured loans (finance lease and bank loans), of which RMB114 million worth of bank loans (RMB276 million in 2002) were secured by plant and equipment of the Group that worth RMB152 million (RMB426 million in 2002). Given that title to the leased property will be transferred to the lessor in the event of default, debts incurred by way of finance lease are in fact secured debts. As at December 31, 2003, the debts incurred by the Group by way of finance lease amounted to RMB56 million (RMB122 million in 2002). The net book value of the properties, plant and equipment under finance lease was RMB240 million (RMB399 million in 2002).

The debt to capitalisation ratio as at December 31, 2003 was 16.57% (20.43% as at December 31, 2002).


CAPITAL EXPENDITURES

The table below sets forth capital expenditures of the Group by business segment for each of the twelve months ended December 31, 2003 and the twelve months ended December 31, 2002. Capital expenditures increased 14.34% from RMB73,726 million as at December 31, 2002 to RMB84,299 million as at December 31, 2003. This was due primarily to increased investments in exploration, the speeding up of production in the west and greater efforts in the construction of the sales network.

-------------------------------------------------------------------------------------------------------
                                                         YEAR ENDED DECEMBER 31,
                                   --------------------------------------------------------------------
                                          2003                  2002             2004 (ESTIMATED VALUE)
                                   -----------------     -----------------      -----------------------
                                        RMB        %          RMB        %           RMB              %
                                   (MILLION)             (MILLION)              (MILLION)
----------------------------------------------------     -----------------      -----------------------
Exploration and production           52,813*   62.65       46,078*   62.50        52,070*         60.78
Refining and marketing               13,915    16.51       11,327    15.36        10,100          11.79
Chemicals and marketing               3,903     4.63        3,175     4.31         5,500           6.42
Natural gas and pipeline             13,530    16.05       13,013    17.65        17,400          20.31
Other                                   138     0.16          133     0.18           600           0.70
                                   -----------------     -----------------      -----------------------
Total                                84,299   100.00       73,726   100.00        85,670         100.00
-------------------------------------------------------------------------------------------------------

Note*: If the investments relating to geological and geophysical exploration costs are included, the capital expenditures and investments for the exploration and production segment for 2002, 2003 and the estimated value for the year of 2004 will be RMB50,646 million, RMB58,699 million and RMB56,900 million, respectively.


EXPLORATION AND PRODUCTION

The majority of the Group's capital expenditures relate to the exploration and production segment. Capital expenditures of the exploration and production segment for the twelve months ended December 31, 2003 were RMB52,813 million, of which RMB9,250 million was used for exploration activities and RMB39,587 million for development activities. The capital expenditures of this segment for the twelve months ended December 31, 2002 totalled RMB46,078 million, including RMB6,136 million for exploration activities and RMB35,558 million for development activities. The increase in the capital expenditures was due primarily to increased investments in exploration, the strategic adjustments in the east and the speeding up of production in the west.

The Group anticipates that capital expenditures for the exploration and production segment for the twelve months ending December 31, 2004 will amount to RMB52,070 million. Approximately RMB9,870 million will be used for oil and gas exploration activities and approximately RMB42,200 million for oil and gas development activities. The exploration efforts will be focused on the Erdos, Junggar, Tarim, Songliao and Bohai Bay basins.


REFINING AND MARKETING

Capital expenditures for the Group's refining and marketing segment for the twelve months ended December 31, 2003 were RMB13,915 million, of which RMB8,573 million was spent on the expansion of the retail marketing network for refined products and basic storage facilities, and RMB5,342 million was spent on the renovation of the refining facilities. The total capital expenditures of this segment for the twelve months ended December 31, 2002 were RMB11,327 million. The increase in capital expenditures was due primarily to greater efforts in the construction of the sales network.

The Group anticipates that capital expenditures for the refining and marketing segment for the twelve months ended December 31, 2004 will amount to RMB10,100 million, which include:

o approximately RMB4,600 million for the construction and expansion of refining facilities;

o approximately RMB5,500 million for investments in the refined product sales network in order to increase the number of service stations and storage facilities.


CHEMICALS AND MARKETING

Capital expenditures for the chemicals and marketing segment increased 22.93% from RMB3,175 million for the twelve months ended December 31, 2002 to RMB3,903 million for the twelve months ended December 31, 2003. The increase in capital expenditures was due primarily to increased investments in the ethylene project of Daqing Petrochemical Company, and the launching of a number of new construction projects, such as the upgrading of facilities for organosilicon polymer and butanol/octanol in Jilin Petrochemical Company.

The Group anticipates that capital expenditures for the chemicals and marketing segment for the twelve months ending December 31, 2004 will amount to RMB5,500 million, which is expected to be used primarily for the upgrading of the three big ethylene projects at Daqing, Jilin and Lanzhou, and for the launching of three chemical fertilizer production capacity expansion projects at Daqing, Ningxia and Urumqi petrochemical companies and the PTA project at Liaoyang Petrochemical Company.


NATURAL GAS AND PIPELINE

Capital expenditures in the natural gas and pipeline segment for the twelve months ended December 31, 2003 were RMB13,530 million. The Group spent RMB13,276 million of these capital expenditures on the construction of long distance pipelines, of which RMB10,667 million was spent on the West-East gas pipeline project. Capital expenditures in this segment for the twelve months ended December 31, 2002 totalled RMB13,013 million. The increase in the capital expenditures was due primarily to increased investments in the West-East gas pipeline project, the Zhongxian-Wuhan and the second Shaanxi-Beijing pipelines.

The Group anticipates that capital expenditures for the natural gas and pipeline segment for the twelve months ending December 31, 2004 will amount to RMB17,400 million. Approximately RMB13,400 million is expected to be invested in the West-East gas pipeline project, the Zhongxian-Wuhan pipeline and the second Shaanxi-Beijing pipeline projects, approximately RMB4,000 million is expected to be invested in the construction of natural gas storage facilities and natural gas, crude oil and refined products pipelines.


OTHER

Non-segment-specific capital expenditures for the twelve months ended December 31, 2002 and the twelve months ended December 31, 2003 were RMB133 million and RMB138 million, respectively. The capital expenditures related primarily to non-segment-specific equipment purchases and research and development activities.

The Group anticipates that its non-segment-specific capital expenditures for the twelve months ending December 31, 2004 will amount to RMB600 million, which is expected to be primarily used for the construction of water and electricity supply systems, roads and telecommunications systems for the benefits of various segments.


MATERIAL INVESTMENT

The Group did not hold any material investment for the year ended December 31, 2003.


MATERIAL ACQUISITION OR DISPOSAL

The Group had no material acquisition or disposal of subsidiaries and associated companies in the year ended December 31, 2003.

FOREIGN EXCHANGE RATE RISK

Renminbi is not a freely convertible currency. Future exchange rates of Renminbi could vary significantly from the current or historical exchange rates as a result of controls that could be imposed by the PRC government. The exchange rates of Renminbi are affected by changes in PRC government policies. The exchange rates of Renminbi are also affected by economic developments and political changes domestically and internationally, and supply and demand for Renminbi. The official exchange rate for the conversion of Renminbi to United States Dollar has generally been stable recently. As Renminbi is the measurement currency of the Company and most of its consolidated entities, the fluctuation of exchange rates of Renminbi may have positive or negative impacts on the results of operations of the Group. Because prices for the Group's crude oil and refined products are set generally with reference to United States Dollar-denominated international prices, a devaluation of Renminbi against United States Dollar may not have a negative impact on the Group's revenue, but may increase the cost incurred by the Group to acquire imported materials and equipment as well as the foreign currency-denominated obligations of the Group. On the other hand, an appreciation of Renminbi against United States Dollar may decrease the Group's revenue, but the cost for acquiring imported materials and equipment may be reduced. The results of operations and the financial position of the Group may also be affected by fluctuations in exchange rates against Renminbi of a number of other foreign currencies other than United States Dollar.


COMMODITY PRICE RISK

The Group is engaged in a broad range of petroleum related activities. The hydrocarbon commodity markets are influenced by global as well as regional supply and demand conditions. The PRC government currently publishes prices for onshore crude oil, gasoline and diesel according to international benchmark prices. A decline in prices of crude oil and refined products could adversely affect its financial performance. The Group historically has not used commodity derivative instruments to hedge the potential price fluctuations of crude oil and other refined products. Therefore, during 2003 and 2002, the Group was exposed to the general price fluctuations of broadly traded oil and gas commodities.


INDUSTRY RISK

Like other crude oil and natural gas companies in China, the Company's business activities are subject to regulation and control by the PRC government in many aspects. This regulation and control, such as by way of grant of exploration and production licenses, the imposition of industry-specific taxes and levies and the implementation of environmental and safety standards, is expected to have an effect on the Company's business operations. As a result, the Company may be subject to fairly significant restrictions when implementing its business strategy, developing and expanding its business or maximising its profitability. Any future changes in PRC governmental policies on the crude oil and natural gas industry may also affect the Company's business operations.

EMPLOYEES

NUMBER OF EMPLOYEES

As at December 31, 2002 and December 31, 2003, the Group had 419,598 and 417,229 employees, respectively. The table below sets forth the number of the employees by business segment as at December 31, 2003:

----------------------------------------------------------------------------------------------------
                                                                             NUMBER OF
                                                                             EMPLOYEES    % OF TOTAL
                                                                             ---------    ----------
Exploration and production .............................................       234,733         56.00
Refining and marketing..................................................       111,655         27.00
Chemicals and marketing.................................................        57,722         14.00
Natural gas and pipeline................................................        10,342          2.00
Other* .................................................................         2,777          1.00
                                                                             ---------    ----------
Total ..................................................................       417,229        100.00
----------------------------------------------------------------------------------------------------


Note*: Including PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute, headquarters and business segments.


EMPLOYEE COMPENSATION

The total employee compensation payable by the Group for the twelve months ended December 31, 2003 was RMB12,893 million, being the total salaries of the employees during the reporting period. Compensation of the employees is determined according to industry practice and the actual conditions of the Group, and is based on the principles of attracting and retaining the high-calibre personnel, and motivating all staff for the realisation of the best results.

     The Company's senior management remuneration system links senior management members' financial interests (including those of executive directors and supervisors) with the Company's operating results and the market performance of its shares. The senior management members have entered into performance contracts with the Company. Under this system, the senior management members' compensation has three components, namely, fixed salaries, performance bonuses and stock appreciation rights. The variable components in their compensation account for approximately 70% to 75% of senior management officers' total potential compensation, including approximately 0% to 25% forming the performance bonus component and approximately 50% to 70% forming the stock appreciation rights component. Variable compensation rewards are linked to the attainment of specific performance targets, such as net profit, return on capital and cost reduction targets. The chart below sets forth the components of the total potential compensation for key officers.

                                                          STOCK
                                                   APPRECIATION    PERFORMANCE
                                BASIC SALARY (%)     RIGHTS (%)      BONUS (%)
                                ----------------   ------------    -----------
Chairman                              30                 70               0
President                             25                 60              15
Vice President                        25                 60              15
Department General Manager            25                 50              25

Details of the directors' and supervisors' emoluments as at December 31, 2003 and December 31, 2002 are as follows:

--------------------------------------------------------------------------
                                                 YEAR ENDED DECEMBER 31
                                              ----------------------------
                                                 2003               2002
                                              ---------          ---------
                                              (RMB'000)          (RMB'000)
--------------------------------------------------------------------------
Fee for directors and supervisors                   83                128
Salaries, allowances and other benefits          1,377              1,042
Contribution to retirement benefit scheme           34                 25
                                              ---------          ---------
                                                 1,494              1,195
--------------------------------------------------------------------------

--------------------------------------------------------------------------------

The numbers of directors and supervisors whose emoluments fall within the following band (including directors and supervisors whose term expired during the year):

--------------------------------------------
                          2003         2002
                         ------       ------
                         NUMBER       Number
--------------------------------------------
Nil - RMB1,000,000         19           23
                         ======       ======

Upon exercise of their share options, members of the senior management will not receive any shares in the Company, but will, by way of stock appreciation rights, receive a monetary sum which is calculated on the basis of the share price of the H shares listed on the HKSE.


WORKFORCE REDUCTION PLAN

During the period from 1999 to 2002, a total of 58,300 people were laid off, which has met the target of laying off 50,000 employees committed originally by the Company.

The Company has no plan for any substantial reduction of its workforce in the next few years, but will continue to keep a strict control on the total number of employees. Workforce required for new projects or expanded production capacity will first be obtained by way of tapping existing resources and making use of any spare capacity, with the aim of keeping the workforce at its present size. The target is to maintain zero growth in head count while striving to reduce head count.


TRAINING PROGRAMMES

In order to develop the Company into a first-class international oil company, the Company will endeavour to carry out its training programmes this year with a special emphasis on learning. It will focus on the training of core employees, actively train all its employees and strive to build up an operating and management team, a technology renovation team and an skillful operators' team, so as to achieve an overall improvement in the quality of its staff and ensure the supply of talents required for the continuous, steady and rapid development of the Company.


MEDICAL INSURANCE

Since October 1, 2002, the Company's headquarters and its regional branches based in Beijing have participated in the basic medical insurance scheme organised by the Beijing Municipality, making contributions at 9% of the total basic salaries of the employees. Other regional branches of the Company have also participated in the respective local basic medical insurance scheme.

As basic medical insurance is organised by the local government, the implementation dates vary and there are certain differences between the rate of contribution and reimbursement methods adopted by various cities. The rate of contribution is usually set at 6% to 10% of the total basic salaries of the employees of the respective companies.

In accordance with relevant regulations of the State, the Company has given permission to regional branches which have already participated in the local basic medical insurance scheme to establish supplemental medical insurance scheme beginning from 2002. Contributions to such supplemental scheme must not exceed 4% of the total salaries and will be booked as cost.


CONTINGENT LIABILITIES

Information on the Group's contingent liabilities as of December 31, 2003 is as follows:


BANK AND OTHER GUARANTEES

At December 31, 2003, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.

-------------------------------------------------------------------------------------------
                                                            DECEMBER 31,      December 31,
                                                                2003              2002
                                                            -------------     -------------
                                                            RMB (MILLION)     RMB (million)
-------------------------------------------------------------------------------------------
Guarantees in respect of borrowings of associated
 companies                                                           448               962
                                                            -------------     -------------

-------------------------------------------------------------------------------------------


ENVIRONMENTAL LIABILITIES

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under the existing legislation, however, the management of the Group believes that there are no probable environmental liabilities, except for the amounts which have already been reflected in the financial statements, that will have a material adverse effect on the financial position of the Group.


LEGAL CONTINGENCIES

The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, the management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.


LEASING OF LAND, ROADS AND BUILDINGS

According to the Restructuring Agreement entered into between the Company and CNPC in 1999 upon the incorporation of the Company, CNPC has undertaken to the Company the following:

o CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

o CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and

o CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

As at December 31, 2003, CNPC had obtained formal land use right certificates in relation to 24,046 out of the above-mentioned 28,649 parcels of land and some building ownership certificates for the above-mentioned buildings, but had not yet completed the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The directors of the Company are of the opinion that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained by CNPC or the fact that the relevant governmental procedures have not been completed. In the management's opinion, the outcome of the above events will not have a material adverse effect on the results of operations or the financial position of the Group.


GROUP INSURANCE

Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damage or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, the management of the Group believes that it may have a material impact on the operating results, but will not have a material adverse effect on the financial position of the Group.


RE-ALLOCATION OF PRODUCTION FACILITIES

The Group may further streamline its production facilities within the next several years to further improve the competitiveness and operating efficiency of the Group. The management has not approved all significant actions to be taken to complete such plans. The management believes such plans will not have a material adverse impact on the Group's financial position, but they may have a material adverse effect on the Group's results of operations.


MARKET REVIEW

CRUDE OIL MARKET REVIEW

International crude oil prices remained high for the most of 2003 due to international military, political, economic and other factors. The annual average price remained at a fairly high level for the most of 2003. The annual average price for WTI, Brent and Minas crude oil was US$31.05 per barrel, US$28.84 per barrel and US$29.50 per barrel respectively, representing a respective increase of US$4.86 per barrel, US$3.76 per barrel and US$3.78 per barrel over the annual average price in 2002. Corresponding to the rise in international oil prices, domestic crude oil prices had increased. The average realised price for domestic crude oil in 2003 was higher than the 2002 level.

Net crude oil imports continued to increase in 2003, rising by 33.43% over the previous year to a total of 82.99 million tons. The domestic output of crude oil and refined products reached 169 million tons and 243 million tons respectively.


REFINED PRODUCTS MARKET REVIEW

In general, the domestic market for refined products fared well in 2003, with nominal consumption increasing by 8.1% to 131.91 million tons. Save in the second quarter, when the consumption of refined products decreased due to the outbreak of severe acute respiratory syndrome (SARS), the demand for refined products was strong in the other three quarters as a result of the persistent growth in the domestic economy. Net import of refined products for the whole country climbed to 14.41 million tons, increasing 49.30% over the previous year. As compared with the beginning of 2003, the national inventory of refined products declined by approximately 1.4 million tons at the end of 2003.

Owing to the adjustment and control of the domestic prices for refined products by the central government in 2003 and affected by the prices in the international markets, the annual average reference medium guidance prices for both gasoline and diesel were higher than the 2002 level.


CHEMICAL PRODUCTS MARKET REVIEW

In 2003, despite the impacts of the war in Iraq and the outbreak of SARS, the shortage of basic energy became more acute as the global economy began to recover and grew at an increasing speed. Accordingly, the prices for all chemical products had a fairly substantial increase compared with 2002.

At the beginning of 2003, the overall inventory in China was at a relatively low level. The fast development of the global economy led to a rapid development of China's real estate, automobile and other industries. The increase in demand for chemical products outpaced the increase in gross domestic product (GDP), and there was a relatively large increase in the exports of plastic and textile products. As a result, despite the increase in imports compared with the previous year, the limited growth in domestic production capacity failed to satisfy the increased demand, thus leading to a shortage of resources for the chemical products market.

With the incoming of labour-intensive enterprises to the PRC and increased investments in industries in 2003, there was a corresponding increase in the demand for chemical products. Until the large-scale ethylene production projects in the Middle East commence production, there will be a shortage of chemical products in China, leading to a fluctuated but rising trend for the prices of such products.


COMPANY BUSINESS REVIEW

For the twelve months ended December 31, 2003, the Company's total annual output of oil and gas amounted to 890.1 million barrels of oil equivalent, including
774.9 million barrels of crude oil and 691.3 billion cubic feet of marketable natural gas, representing an average production of 2.12 million barrels of crude oil and 1.894 billion cubic feet of marketable natural gas per day. A total of 726 million barrels of crude oil and 651 billion cubic feet of natural gas were sold. Approximately 73% of the crude oil sold by the Company was purchased by its refineries. In 2003, the Company's lifting cost (inclusive of overseas business) was US$4.39 per barrel (US$4.36 per barrel if exclusive of overseas business; for the same period in 2002, the lifting cost was US$4.34 per barrel if inclusive of overseas business, and US$4.32 per barrel if exclusive of overseas business), representing an increase of 1.15% compared with the year 2002.

For the twelve months ended December 31, 2003, the Company's refineries processed 621 million barrels of crude oil, or an average of 1.70 million barrels per day. Approximately 86% of the crude oil processed in the Company's refineries was supplied by the exploration and production segment. The Company produced approximately 52.79 million tons of gasoline, diesel and kerosene and sold approximately 58.34 million tons of these products. The Company actively expanded its sales and distribution networks, in particular the retail distribution network, by capitalising fully on the complementary value-added effect of the integration of refining and marketing. As at December 31, 2003, there were 15,231 service stations either owned, controlled or franchised by the Company or owned by CNPC but to which the Company provides supervisory support. The Company's cash processing costs declined steadily from RMB136 per ton to RMB132 per ton.

For the twelve months ended December 31, 2003, the Company produced 1.818 million tons of ethylene, 2.369 million tons of synthetic resin, 0.212 million tons of synthetic fibres, 0.246 million tons of rubber, and 3.58 million tons of urea.

The natural gas and pipeline segment is the Company's core business segment for development. For the twelve months ended December 31, 2003, the Company sold
543.4 billion cubic feet of marketable natural gas through the natural gas and pipeline segment. The Company currently owns and operates 15,144 kilometres of regional natural gas pipeline networks, of which 14,017 kilometres are operated by the natural gas and pipeline segment. As at December 31, 2003, the Company owned and operated a crude oil pipeline network of 9,141 kilometres and a refined products pipeline of 2,276 kilometres.

In 2003, the Company exceeded all production and operating targets, with an overall development trend remarkably better than anticipated. The Company received a number of awards in the "Asia's Best Companies - China" survey by FinanceAsia. The Company's rank in BusinessWeek's list of "Top 200 Emerging-Market Companies" (measured by market capitalisation) jumped from 83rd in 2002 to the 3rd in 2003. Standard & Poor's rated the Company as one of "China's Top 50 Companies" and the most profitable among those 50 companies. By accelerating the construction of key projects such as the West-East Pipeline project, the Company increased its efforts to achieve continued developments. The eastern section of the West-East Pipeline project was fully completed and successfully put into trial operation on October 1, 2003. Gas supply to Henan, Anhui, Jiangsu and Zhejiang commenced ahead of schedule, while gas supply to commercial customers in Shanghai commenced on January 1, 2004 as scheduled. All welding work of major pipelines in the western section was completed. Construction of the Zhongxian-Wuhan pipeline commenced on August 28, 2003. Key engineering projects such as Changjiang crossing was completed by more than 50% of the total volume of work. The preliminary design of the second Shaanxi-Beijing gas pipeline was completed and the key engineering projects were started. At the end of 2003, a gas blowout occurred at the Company's Luojia No.16H gas well in Kaixian, Chongqing. The gas well was contracted for drilling by the No. 12 Drilling Team of Chuandong Drilling Company under the Sichuan Oil Administration Bureau, a subsidiary of CNPC. This is a serious accident which has resulted in the poisoning, injury and death of many people living in the surrounding areas. This accident has not resulted in a material adverse effect on the Company's results of operations and financial position, but it has already prompted the Company to pay serious attention to production safety.


STANDARDISED OPERATIONS AND BUSINESS PROSPECTS

The Company strictly follows the regulatory laws and regulations of its places of listing and operates according to relevant laws and standards. In 2003, a number of positive and effective measures were taken according to regulatory requirements. The Company's H share price rose steadily in 2003 to a closing price of HK$4.45 per share at the end of the year, representing an increase of almost 200% over the price at the end of 2002, or an increase of almost 250% over the issue price of the H shares.

In 2003, the Company continued to enhance exploration and exploitation of oil and gas reserves, advance geological survey and integrate exploration and exploitation, making a series of important achievements. The target of a steady increase in crude oil production was attained through strategic adjustments of crude oil production in the east on the one hand and speeding up of production in the west on the other hand. Natural gas business continued its rapid growth, recording substantial increases in both output and the sales volume. Overseas project in Indonesia was running well in terms of production and operations.

The Company continued to emphasise on the improvement of resources allocation and restructuring of the refining and chemicals business. While speeding up the construction of 10-million-ton-class refining and chemicals production bases, the Company improved the allocation of resources, carefully organised production and operations, accelerated the construction of key refining and chemicals projects and technology upgrading, stepped up the construction of sales networks for end products in the oil refining business, and unified the sales of chemical products, thus leading to a remarkable increase in scale-related strengths and profitability, an increase in the profits from oil refining business and the turning of the overall loss of the chemicals business into profits.

By accelerating the construction of key projects such as the West-East Pipeline project, the Company increased its efforts to achieve continued developments. The eastern section of the West-East Pipeline project was completed and began to supply gas to downstream users from October 16, 2003. Major work of the western section was completed. The controlling work for the Zhongxian-Wuhan pipeline was half-completed. The preliminary design of the second Shaanxi-Beijing gas pipeline was completed and the controlling work has already started.

The Company continued to promote e-commerce by making use of the website "Energyahead" (www.energyahead.com), which was maintained as an e-commerce platform. Procurement cost was lowered through the unification of procurement activities and the promotion of centralised procurement of goods in large quantities.

In the course of its production and operation, the Company persistently adhered to the principle of "safety first and focus on prevention", carried out management work in a way that is orientated towards the people, and provided in-depth skills training for each post and work safety education centred around the post responsibility system, tightened the administration of safety production on contract basis and fully promoted the establishment of the Health, Safety and Environment (HSE) management system. The Company achieved clean production by treating pollution at its sources and controlling the discharge of pollutants.

Looking forward, the Company intends to continue to improve oil and gas exploration and exploitation, adjust and optimise its refining and chemicals business, speed up the construction of key projects, stress on marketing efforts and develop its overseas business, so as to achieve better operating results.

For the exploration and production business, the Company will continue to give top priority to exploration, greatly improve pre-exploration work and strive to increase reserves of good quality and high efficiency. Emphasis will be put on the tapping of resource potentials of existing oilfields and the continuous increase of recovery rate. The expansion of the production capacity of new blocks will be sped up, so as to ensure a steady increase in the output of crude oil, a significant growth in the output of natural gas and an overall improvement in exploration and exploitation standards and economic benefits, and maintain the Company's leading position in China's oil and gas industry.

For the refining and chemicals business, the Company will continue to optimise resources and restructure its business, use its best endeavours to organise operations and the construction of key projects, and strive to achieve a continuous and steady increase in profits.

For the marketing business, the Company will continue to improve its marketing structure, push ahead the construction of marketing networks and use its best endeavours to open up new markets, so as to achieve a continued increase in its market shares and marketing benefits.

For the natural gas and pipeline business, the Company intends to monitor pipeline construction work with the West-East Pipeline project as the focus, and achieve targets in terms of the control of construction timetable, quality and investments. The Company intends to continue to plan the development of the national pipeline network and facilities, so as to establish a solid foundation for the gradual formation of a trunk pipeline network connecting the source of natural gas and covering major markets in China.

For the overseas business, the Company will accelerate the implementation of its overseas business development strategy and expand its international operation. It will actively promote its overseas oil and gas exploration and development business, selectively develop overseas refining and chemicals processing business and marketing networks, speed up the development of its international trade and continue to open up new areas for international business operations.

The Company's management will persist in enhancing the Company's value and strive to maximise benefits and value for its shareholders. The Company will make substantial efforts in technological innovation and management innovation, establish a sound internal control system and mechanism which comply with regulatory requirements and, by way of prudent operations, promote the continuous, effective and speedy development of the Company.


FINAL DIVIDEND AND TEMPORARY CLOSURE OF REGISTER OF MEMBERS

The Board of Directors recommends to pay a final dividend of RMB0.079324 per share (inclusive of applicable tax) from the balance of 45% of the net profit for the twelve months ended December 31, 2003 less the interim dividend for 2003 paid on October 8, 2003. The proposed final dividend is subject to shareholders' approval at the annual general meeting held on May 18, 2004. The final dividend shall be paid to shareholders whose names appear on the register of members of the Company at the close of business on May 18, 2004. The register of members will be closed from April 18, 2004 to May 18, 2004, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the final dividend, all transfer documents must be lodged, together with the relevant share certificates, at the Hong Kong Registrars Limited no later than 4 p.m. on April 16, 2004.

According to Article 149 of the Articles of Association of the Company, dividends payable to the Company's shareholders shall be declared in Renminbi. Dividends payable to holders of State-owned shares shall be paid in Renminbi while dividends payable to holders of H shares shall be paid in Hong Kong Dollars. The exchange rate of Hong Kong Dollars shall be based on the average of the closing exchange rates for Renminbi to Hong Kong Dollars, as announced by the People's Bank of China for the week prior to the announcement of the dividend at the shareholders' meeting to be held on May 18, 2004.

Final dividend will be paid on or about June 2, 2004.

REPURCHASE, SALE OR REDEMPTION OF SECURITIES

The Company or any of its subsidiaries did not sell any other types of securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the twelve months ended December 31, 2003.


DISCLOSURE OF OTHER INFORMATION

Save as otherwise disclosed above, as regards the other matters required to be disclosed pursuant to Paragraph 45(4)(b)(ii) of Appendix 16 to the Listing Rules, there is no significant change compared with the information disclosed in the annual report for the year ended December 31, 2002 nor any significant impact on the business of the Group, and therefore, no supplementary information is disclosed in this Announcement.


COMPLIANCE WITH THE CODE OF BEST PRACTICE

Following its listing of H shares on the HKSE, the Company has complied with the Code of Best Practice contained in Appendix 14 to the Listing Rules.


AUDIT COMMITTEE

The audit committee of the Company has reviewed and confirmed the final results announcement and the final results report for the twelve months ended December 31, 2003.


PUBLICATION OF RESULTS ON THE WEBSITE OF THE HKSE AND OF THE COMPANY

In accordance with paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules, all the information of the Company contained in this Announcement of Results for the Year Ended December 31, 2003 will be published on the website of the HKSE (website: http://www.hkex.com.hk) on or before April 30, 2004. This information will also be published on the website of the Company (website: http://www.petrochina.com.cn).







                                              By Order of the Board of Directors

                                                                        MA FUCAI

                                                                        Chairman



                                                                  Beijing, China

                                                                  March 24, 2004

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            PetroChina Company Limited



Dated: March 25, 2004                       By: /s/ Li Huaiqi
                                                --------------------------------
                                            Name:  Li Huaiqi
                                            Title: Company Secretary